EXHIBIT 99.1

HEXO Corp Reports Financial Results for the Fourth Quarter and Fiscal Year 2020

Record Revenue in Q420 and FY2020
Achieves Fourth Sequential Quarterly Adjusted EBITDA Improvement

OTTAWA, Oct. 29, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NYSE: HEXO) (“HEXO” or the "Company") today reported its financial results for the fourth quarter and fiscal year ended July 31, 2020. All amounts are expressed in Canadian dollars unless otherwise noted.

“HEXO’s topline growth this quarter reflects the ongoing performance and success of our 2.0 products and the high quality of our offering which repeatedly resonates with consumers. We are commanding significant market share in Quebec and this year we made major strides by launching Truss cannabis infused beverages in Canada in addition to our initial foray into the U.S. with Molson Coors, a world-class partner,” said Sebastien St-Louis, CEO and co-founder of HEXO.

St-Louis continued, “Our business is improving quarter over quarter as we continue to focus on achieving positive Adjusted EBITDA. In the fourth quarter we also strengthened our balance sheet as we look beyond positive Adjusted EBITDA to positive EPS.”

Key Financial & Operating Highlights from Q420

  Revenue per gram equivalent for non-beverage adult-use sales increased to $4.07 or 29% from the previous quarter,
  Continued market expansion and first quarter of contribution from cannabis beverage products “powered by HEXO” in the fourth quarter, contributing $2.0M of net revenue
  Net revenue of $27.1M, up 23% from the previous quarter and 76% from the same quarter in the prior year
  Gross revenue of $36.1M, the highest in the company’s history, increasing 17% from the previous quarter and 76% from the same quarter in the prior year
  Adjusted EBITDA of ($3.25M), representing a 21% improvement from the previous quarter; tracking towards positive Adjusted EBITDA in the first half of fiscal 2021
  The Company maintained Gross Margin before adjustments of 42%, on sales excluding adult-use beverages, as the Company continued its strategy of providing consumers with high quality, lower priced alternatives
  Increased cash and cash equivalents by 95% from the prior quarter. This was accomplished primarily through the Company’s financing activity in the period where net funds of $54M and $33M were raised through the May 2020 public offering and the June 2020 at-the-market offering, respectively
  The Company’s working capital was $223M, including $184M of cash
  Operational cash use of ($3.8M)1 for the quarter, not including financing and investing activities
  The Company recorded write downs to inventory of $43M to align the Company with future demand and near-term production plan. The Company recorded impairments to property, plant and equipment of $46.4M, right sizing the balance sheet to align with future performance and support a pathway to positive earnings per share

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1 Operational cash use was calculated as the change between the cash used in operating actives for the year ended July 31, 2020 as compared the cash used in operating activities for the 9 months ended April 30, 2020.

Financial Highlights

	For the three months ended			For the twelve months ended
Income Statement Snapshot	July 31, 2020	April 30, 2020	July 31, 2019	July 31, 2020	July 31, 2019
	$	$	$	$	$
Revenue from sale of goods	36,140	30,895	20,517	110,149	59,256
Excise taxes	(9,082)	(8,817)	(5,122)	(29,598)	(11,914)
Net revenue from sale of goods	27,058	22,078	15,395	80,551	47,342
Ancillary revenue	87	54	29	233	199
Gross (loss)/profit before adjustments[1]	8,104	8,783	5,133	26,953	21,344
Gross (loss)/profit before fair value[1] adjustments[2]	(36,012)	7,452	(14,202)	(46,421)	2,009
Gross (loss)/profit	(34,690)	5,730	(16,165)	(57,975)	24,508
Operating expenses	(71,509)	(26,485)	(46,902)	(418,576)	(111,482)
Loss from operations	(106,199)	(20,755)	(63,067)	(476,551)	(86,974)
Other income/(expenses and losses)	(63,333)	1,699	125	(75,961)	(847)
Net loss before tax	(169,532)	(19,056)	(62,942)	(552,512)	(87,821)
Tax recovery	–	–	18,213	6,023	18,213
Total Net loss	(169,532)	(19,056)	(44,729)	(446,489)	(69,608)
[1] Refer to the Company’s “Non-IFRS Measures” section as disclosed in the fiscal 2020 Management’s Discussion and Analysis.

Fourth Quarter 2020 Highlights

Gross revenue in Q4’20 increased 17% to $36.1M from $30.9M in Q3’20, and 76% from $20.5M in Q4’19. The primary drivers of the increase were the Company’s cannabis 2.0 products, launching cannabis vapes into the market, which is a new sales stream and contributed $1.3M to gross sales, as well as $2.4M of beverage based adult-use sales, another new revenue stream that began mid-fiscal year, and from international sales of $1.3M reflecting the Company’s purchase agreement established with an Israel based medical cannabis company.

Gross margin before fair value adjustments in Q4’20 was 30%, compared with 40% in the prior sequential quarter. While the Company’s gross margin has been trending upward in the year driven by production efficiencies, automation of packaging activities, and choice of strain cultivation, the Company’s adult use beverage launch caused an impact to margins in 4Q20 as operating and overhead costs were recognized in cost of sales without the benefit of fully scaled production and sales. As previously noted, the Company had expected to see fluctuations in gross margins related to new product introductions.

	Adult-Use (excluding beverages)	Medical	International	Wholesale	Total non-beverage	Adult-use beverages		Company total
For the three months ended July 31, 2020	$	$	$	$	$	$		$
Net revenue	22,575	548	1,291	655	25,069	1,989		27,058
Cost of sales	13,663	119	642	222	14,646	4,395		19,558
Gross profit before adjustments ($)	8,912	429	649	433	10,423	(2,406)		7,500
Gross margin before adjustments (%)	39%	78%	50%	66%	42%	(121%	)	28%

For the three months ended April 30, 2020	$	$	$	$	$	$		$
Net revenue	20,614	693	–	340	21,647	431		22,078
Cost of sales	11,826	163	–	198	12,187	1,162		13,349
Gross profit before adjustments ($)	8,788	530	–	142	9,460	(731)		8,729
Gross margin before adjustments (%)	43%	76%	–	42%	44%	(170%	)	40%

Operating expenses were $71.5M in the quarter, and loss from operations for Q420 was $106.2M. Included in Q420 operating expenses were the following items:

  Impairments of property, plant and equipment of $46.4M
  Loss on onerous contract of $1.8M
  Restructuring costs of ($0.1M)

Adjusted EBITDA1

	Q4’20	Q3’20	Q2’20	Q1’20	Q4’ 19
	$	$	$	$	$
Total net loss	(169,532)	(18,837)	(297,867)	(60,016)	(44,729)

Income taxes (recovery)	–	–	–	(6,023)	(18,213)
Finance expense (income), net	2,069	2,926	3,281	(136)	(1,270)
Depreciation, included in cost of sales	1,254	950	920	433	446
Depreciation, included in operating expenses	1,179	1,566	1,992	1,333	582
Amortization, included in operating expenses	249	341	1,683	1,666	1,406

Investment (gains) losses
Revaluation of financial instruments loss/(gain)	1,433	(4,955)	(2,714)	(297)	(543)
Share of loss from investment in joint venture	1,863	1,195	1,591	1,682	1,253
Loss/(gain) on convertible debentures	86	212	413	2,627	125
Unrealized loss on investments	4,345	311	6,553	1,671	38
Realized loss/(gain) on investments	–	1,217	242	(17)	215
Foreign exchange loss/(gain)	1,623	(2,443)	(617)	46	51
Loss on inducement of convertible debentures	54,283	–	–	–	–

Non-cash fair value adjustments
Realized fair value amounts on inventory sold	6,656	10,764	5,447	6,663	7,285
Unrealized gain on changes in fair value of biological assets	(7,978)	(6,379)	(7,948)	(7,051)	(5,322)

Non-recurring expenses
Restructuring costs	(79)	865	259	3,722	–

Other non-cash items
Share-based compensation, included in operating expenses	4,373	5,651	7,603	8,164	10,197
Share-based compensation, included in cost of sales	511	396	964	238	936
Write-off biological assets and destruction costs	–	–	–	663	–
Write-off of inventory	2,217	–	–	2,175	–
Write down of inventory to net realizable value	41,899	(1,331)	16,089	23,041	19,335
Impairment loss on right-use-assets	2,000	–	476	702	–
Impairment loss on property, plant and equipment	46,414	220	31,606	–	–
Impairment of intangible assets	–	–	106,189	–	–
Impairment of goodwill	–	–	111,877	–	–
Recognition of onerous contract	1,763	–	3,000	–	–
Disposal of long-lived assets	122	3,237	497	–	–
Adjusted EBITDA	(3,250)	(4,094)	(8,464)	(18,704)	(28,208)
[1] Refer to the Company’s “Non-IFRS Measures” section as disclosed in the fiscal 2020 Management’s Discussion and Analysis.

During the three months ended July 31, 2020, the Company’s Adjusted EBITDA improved 21% from the previous quarter, coming in at ($3.25M) compared with ($4.1M) for the three months ended April 30, 2020. Increased sales of Cannabis 2.0 products, while managing SG&A levels, were primary contributors to an improvement in Adjusted EBITDA. The Company’s wholesale activity and international sales also contributed, due to having higher margins, as these streams are exempt from excise taxes.

Fiscal 2020 Year Highlights

Revenue from sale of goods increased 86% for fiscal 2020, totaling $110.1M compared to $59.3M in fiscal 2019. The Company’s net revenue from sale of goods for fiscal 2020 increased 70% to $80.6M, compared with $47.3M in the prior year.

The Company strengthened its financial position by raising net cash of $186.7M during the year ended July 31, 2020 through various public and private offerings.

Operating expenses increased to $418.6M in fiscal 2020, compared to $111.5M in the prior year. Included in fiscal 2020 are several non-cash expenses, namely $111.9M impairment of goodwill, $108.2M impairment of intangible assets, $79.4M impairment of property, plant and equipment, $4.8M of restructuring costs and $4.8M loss on an onerous contract. Not including these items, operating expenses are $110.5M, down $1.6M from the prior year, even as there was a significant increase to the scale of the Company’s operations, including a number of product launches.

Loss from operations for the fiscal year was $476.6M, compared to an operating loss of $87.0M for the prior year.

The Net loss for fiscal 2020 year was $546.5M compared to $69.6M in the prior year. Included in Net loss in fiscal 2020 are the items noted above, in addition to a $54.3M loss on the inducement of convertible debentures.

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company's profile on SEDAR at www.sedar.com and on its website at www.hexocorp.com.

Non-IFRS Measures

In this press release, reference is made to gross profit before adjustment, profit/margin before fair value adjustments, adjusted gross profit/margin, adjusted EBITDA, and revenue per gram equivalent which are not measures of financial performance under International Financial Reporting Standards (IFRS). These metrics and measures are not recognized measures under IFRS, do not have meanings prescribed under IFRS and are as a result unlikely to be comparable to similar measures presented by other companies. These measures are provided as information complimentary to those IFRS measures by providing a further understanding of our operating results from the perspective of management. As such, these measures should not be considered in isolation or in lieu of a review of our financial information reported under IFRS. Definitions and reconciliations for all terms above can be found in the Company’s Management’s Discussion and Analysis for the three months ended July 31, 2020, filed on SEDAR and EDGAR.

Conference Call

The Company will hold a conference call, Friday, October 30th, 2020 to discuss these results. Sebastien St-Louis, CEO, and Trent MacDonald, CFO, will host the call starting at 8:30 a.m. Eastern standard time. A question and answer period will follow management’s presentation

Date: October 30, 2020

Time: 8:30 a.m. EST

Webcast: https://event.on24.com/wcc/r/2771524/47E7001045651D265D3F12D203F6F5A4

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis, Up Cannabis and Original Stash brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Forward-looking statements in this press release include but are not limited to the Company’s statements with respect to management’s belief that certain expenses included in operating expenses are non-recurring and related to significant changes in market conditions and the refocus of its operations on becoming Adjusted EBITDA positive.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com